August 30, 2024

Paul H. Sunu
Chief Executive Officer
Windstream Parent, Inc.
4005 Rodney Parham Road
Little Rock, AR 72212

       Re: Windstream Parent, Inc.
           Registration Statement on Form S-4
           Filed July 29, 2024
           File No. 333-281068
Dear Paul H. Sunu:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed July 29, 2024
Questions and Answers About the Transactions and Special Meeting
What will I receive in the Merger, page 3

1.     You state on the cover page that Windstream   s pre-closing
equity-holders will receive up
       to 35.42% of the New Uniti common stock after the merger. However, in this Q&A, you state that the legacy Windstream stockholders will hold 38% of the post-merger common stock of Uniti. Please clarify the reasons for the differences.
Are there any Uniti stockholders who have already committed to voting in favor of the Merger
Proposal..., page 10

2. Please disclose that Uniti currently expects that its directors and executive officers will vote their shares in favor of the Merger Proposal and each of the proposals in the proxy statement/prospectus. Taking into account the votes that have already been committed, state the total percentage of votes that are still needed for the approval of each proposal.
 August 30, 2024
Page 2
Summary Proxy Statement/Prospectus, page 12

3. Please provide a more detailed description of Elliott Investment Management and its role with both Uniti, Windstream, and the merger transaction and related transactions. We note, for example, that Elliott is the largest shareholder of Windstream and will continue to be the largest stockholder of New Uniti, having board director rights, preferred stock, etc. We note that New Uniti will not have a Corporate Opportunity obligation for New
       Uniti. To the extent material, clarify whether Elliott has a significant interest in competing telecommunication assets or portfolio companies that may cause conflicts of interests.
4. Please add a Q&A that highlights the control of Elliot will as to the post-merger company and potential conflicts of interests, such as its New Uniti common stock holdings, its board designation rights, its New Uniti warrants, and its preferred stock and rights for
       New Uniti to repurchase that preferred stock in 10 years.
5. We note that Uniti was spun-off from Windstream in 2015, but Windstream s bankruptcy proceedings in 2019 and 2020 involved various disputes between
Windstream,
       Windstream   s creditors, and Uniti over the master lease agreements of
Uniti   s ILEC and
       CLEC assets. Please briefly describe these disputes, how they were resolved, and if there were continuing disputes over these agreements between Windstream and Uniti.
6. As noted in the Background of the Transactions, there were many attempts for Uniti or other potential acquirers of Uniti to acquire both Uniti and Windstream and re-combine their assets related to the ILEC and CLEC MLAs. Please clarify the percentage of revenue of Windstream is related to these MLAs, and similarly the percentage of revenue that Unit derives from the MLAs with Windstream.
7. We note that BlackRock and Vanguard are both principal shareholders Uniti. Please clarify their roles in the merger negotiations, if any, and whether they have agreed or indicated they will support the merger proposals.
8. With respect to the Windstream Rights Offering and Tender Offer, please clarify whether it is intended to make Elliott and Legacy Investors the sole shareholders of Windstream and cash out all other Windstream investors. If so, please clarify the percentage of
       Windstream shareholders that will tender their shares and whether they have the ability to continue to decline the tender offer and receive Uniti sharers in the merger.
Summary Historical Financial Data of Windstream, page 25

9. We note your non-GAAP measure of Adjusted EBITDA appears to have adjustments for normal, recurring cash operating expenses. Tell us why you believe these adjustments are appropriate or revise accordingly. Refer to Question 100.01 of the Division of
       Corporation Finance   s Compliance & Disclosure Interpretations on Non-
GAAP Financial
       Measures.
Unaudited Pro Forma Condensed Combined Financial Information, page 70

10. We note you disclose on page 155 that, "following the Closing, the combined company will not qualify as a real estate investment trust for U.S. federal income tax purposes."
       Prominently disclose that information in your unaudited pro forma condensed combined financial information. Tell us why you did not adjust for the change in income tax status in your pro forma financial statements. We refer to guidance in SAB Topic 1:B:1
 August 30, 2024
Page 3

       Question 3.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 73

11. Present in a separate column following the Windstream historical as adjusted information, the pro forma adjustments to give effect the Windstream reorganization. This should be followed by a column to present Windstream as reorganized prior to presenting the pro forma impact of the merger. Refer to Rule 11-02(b)(4) of Regulation S-X.
12. Regarding the reduction of the historic Uniti accumulated deficit, we note the disclosure in Note 6D. Present in separate columns in your pro forma balance sheet and income statements, the pro forma effects of the acquisition of the Windstream business and the settlement of pre-existing relationships in accordance with Rule 11-02(b)(4) of Regulation
       S-X.
Unaudited Pro Forma Condensed Combined Statement of Income, page 75

13. Please present the elimination of intercompany transactions in a separate column in the pro forma income statements.
14. We note since Uniti is the accounting acquirer in the reverse merger, from the perspective of a legacy Uniti stockholder the exchange ratio results in a reverse stock split. Please give pro forma effect to this in the Uniti historical earnings (loss) per common share information. Also, clearly disclose this circumstance where you disclose the details of the merger.
Estimated preliminary purchase consideration, page 78

15. With regards to footnote (v), please disclose in quantified detail, each pre-existing relationship being settled. Disclose how you calculated the effective settlement amount for each pre-existing relationship as of March 31, 2024. Also, explain to us your basis for including the settlement of pre-existing relationships as part of the purchase consideration.
Preliminary purchase price allocation, page 79

16. Please explain to us your basis in GAAP for eliminating pre-existing relationship balances with Uniti in you purchase price allocation. Tell us why you are not accounting for the termination of the relationships in accordance with the relevant accounting principles for such transactions in accordance with ASC 805-10-25-20, rather than in your purchase accounting.
17. Please disclose and explain to us why your estimate of the fair value of the Windstream property, plant and equipment is significantly less than the carrying value reported in the
       Windstream financial statements. Tell us why an impairment was not reported in the historic financial statement of Windstream.
18. Please explain to us why the estimated useful life of 8-10 years assigned to the customer relationships intangible asset is reasonable. In this regard, we note Windstream provides broadband to residential and small business customers and Windstream's historic estimated useful life of 4-5 years for similar assets.
19. Regarding your valuation of advance payments and the elimination of deferred commissions and deferred costs, please explain to us your consideration of the guidance
 August 30, 2024
Page 4

       in ASC 805-20-30-27 through 30-30.
Note 3. Adjustments to Uniti Historical Financial Information, page 81

20. We refer to your adjustment 3AA which states that it, "Represents the reclassification of
       Uniti   s rental and service revenues from Uniti Leasing (Rentals),
Uniti Fiber (Rentals),
       Uniti Leasing (Service) and Uniti Fiber (Service) to Service revenues." Tell us why the new entity will no longer separate rental revenue from service revenue. We refer to guidance in Rule 5-03.1 of Regulation S-X.
Note 6. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 90

21. We refer to adjustment 6D. It appears you are adjusting for both consideration paid and eliminations of intercompany balances. Given the magnitude of adjustments please disclose a detailed presentation of adjustment 6D to help readers understand all aspects of the transaction.
22. We note that some of your adjustments, such as adjustment 6D through 6L, appear to be one sided entries and or do not balance. Please revise accordingly and disclose the full effect of each adjustment.
23. We refer to adjustment 6HH. Please disclose how the net gain, as a result of the settlement of pre-existing relationships between Uniti and Windstream, was calculated. Explain in detail how the settlement of pre-existing relationships between Uniti and Windstream discussed in Note 2(v), Note 4, and Note 6D affected the net gain in adjustment 6HH.
24. With regard to adjustment 6GG, please expand your disclosure to explain why you reversed the historical amortization expense for deferred commission and deferred costs to fulfill.
Liquidity and Capital Resources Following the Merger, page 128

25. Please expand disclosure to analyze New Uniti's ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). We refer to guidance in
       Item 303 of Regulation S-K.
Certain Unaudited Prospective Financial Information, page 165

26. You provide various financial projections provided by the management of Uniti through the end of the term of the 2030 MLAs with Windstream. We note that projections include such detailed information such as annual rent payments related to the MLAs. We note,
       however, that Windstream   s management estimates do not include such
detailed
       information. Please clarify whether Windstream   s management provided
such data or
       similar information to Uniti, and if so, please disclose this information or explain why they are not material. Further, please provide more detail as to how Uniti's management calculated the annual estimated rent payments under the Windstream MLAs and clarify the extent to which they are variable in nature and dependent upon the information provided by Windstream management.
 August 30, 2024
Page 5

27. In the Background of the Transaction section, you mention that potential merger partners and acquirers revised terms, or sought to revise terms, as a result of the downturn in the telecommunications and internet services industries. Please clarify whether these projections still reflect the downturn, partly as a result of pandemic and other reasons, inflation or weaker near term consumer demand.
Delaware Conversion Proposal, page 228

28. You indicate that Uniti investors will receive significant tax advantages if Uniti were to convert to a Delaware corporation prior to effectiveness. Please clarify here and in the
       Q&A section as to explain the tax advantages related to the timing of the conversion.
       Further, please explain the general tax differences from owning a security that is a
       Maryland REIT entity versus a Delaware corporation.
29. We note that the up-REIT structure of Uniti was intended to provide tax advantages for
       Uniti to acquire new assets related to telecommunication assets. Please provide a brief description of the current up-REIT structure and how it will change upon conversation the reorganization and merger transactions under a new Delaware holding company. Please clarify whether this change will impact your ability to acquire new infrastructure assets in a tax efficient manner post-merger.
Beneficial Ownership of Securities, page 260

30. You present a beneficial ownership table for New Uniti that includes pre-merger beneficial ownership that reflects the Pre-Closing Windstream Reorganization that does not include any equity holders that will surrender their interests in the Windstream Tender
       Offer. Since these transactions have not yet occurred and will not until closing on a post-
       effective basis, please include a current beneficial ownership table of Windstream
       Holdings II, LLC.
Certain Relationships and Related Party Transactions, page 265

31. We note that you disclose that New Uniti does not have any related party transactions since its creation in April 2024. Since New Uniti is currently has limited activity prior to the merger transactions and reorganization, please revise this section to include related party transactions for all Uniti and Windstream entities for the past three prior fiscal years that will be included in the post-merger New Uniti entity. You should include the related party transactions that will occur as part of your merger and reorganizations, including those with Elliott Investment Management.
General

32. Please update your filing to include financial statements for the six months ended June 30,
       2024.
 August 30, 2024
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ben Pedersen